VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

May 7, 2004

04030065

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

SUPPL

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

Shannon Ross

dw 5/17

Shannon M. Ross,
Corporate Secretary

Enclosures

United States Sec Filing
May 7, 2004

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Reports More Bonanza Grade Gold at Tower Mountain, Ontario - dated April 1, 2004
2. ValGold Reports Second Quarter Results – dated April 1, 2004

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

April 1, 2004

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD REPORTS MORE BONANZA GRADE GOLD AT TOWER MOUNTAIN, ONTARIO

ValGold Resources Ltd. ("ValGold") reports that it has received the assay results for the final stage of the 2004 winter drill program at its Tower Mountain project. **In addition, the Company is very pleased to announce another bonanza grade intercept from its hole 04-06 where the intersection from 133.5 m to 135.0 m contained coarse visible gold grains and returned a grade of 164.7 g/t Au (4.80 oz/t gold over 4.9 ft).** The Tower Mountain gold project is located immediately south and west of the Trans-Canada Highway, 40 kilometers west of Thunder Bay in the Matawin gold belt of northwestern Ontario.

New Drill Results

As reported in our March 24th news release, ValGold completed approximately 2,600 m of drilling in a total of 10 drill holes during the 2004 winter program at Tower Mountain. The locations of the collar sites plus some drill sections, photographs of key intersections, trench geology and sampling maps are available on the ValGold website: www.valgold.com.

Hole 04-06

Hole 04-06 was oriented to core in a northeast direction, collared 50 m southwest of DDH04-04. The purpose of 04-06 was to establish the attitude of the broad zones of gold mineralization intersected in hole 04-04. For the most part, the hole cut variably altered lapilli and lithic latite tuffs that were modestly well mineralized. The weighted average through its entire 262.5 m core length was 380 parts per billion (ppb) gold. The most notable gold zone was intersected from 132.0 m to 138.0 m that showed a distinctive brick red hematitic alteration accompanying a 90 cm auriferous grey siliceous vein. The vein is described as being brecciated gray quartz and altered tuff fragments, containing gold as coarse visible blebs, fine flour speckles and pin point grains. In addition, the bottom 70.5 m of core intersected well-mineralized porphyritic lapilli tuff that averaged 0.71 g/t Au (0.02 oz/t Au) within which occurred two other better grade horizons.

Table One: Tower Mountain Project significant drill intercepts for DDH 04-06 where sample intervals of 1.5 m graded 0.5 g/t Au or greater.

Hole 04-06	From	To	Width		Average Grade	
	(m)	(m)	(m)	(ft)	g/t Au	oz/t gold
	7.5	270.0	262.5	860.7	0.38	0.01
	121.5	124.5	3.0	9.8	0.56	0.02
	132.0	**138.0**	**6.0**	**19.7**	**42.57**	**1.24**
Including	**133.5**	**135.0**	**1.5**	**4.9**	**164.69**	**4.80**
	147.0	148.5	1.5	4.9	1.34	0.04
	153.0	154.5	1.5	4.9	0.59	0.02
	199.5	201.0	1.5	4.9	0.53	0.02
	202.5	204.0	1.5	4.9	0.73	0.02
	217.5	219.0	1.5	4.9	0.51	0.01

Hole 04-07

Hole 04-07 was sited 50 m southeast of the collar of hole 04-03 and 100 m southwest of the U-V trench. The geology identified in the core includes variably altered latite lithic and lapilli tuffs and flows with mineralized porphyritic syenite occurring at the bottom of the hole. The hole intersected several zones of anomalous gold mineralization that appear associated with quartz veinlets and minor disseminated pyrite and trace chalcopyrite. The syenite intersected in the last 16 m of the core returned an average grade of 0.42 g/t Au (49 ft of 0.012 oz/t gold).

Table Two: Tower Mountain Project significant drill intercepts for DDH 04-07 where sample intervals of 1.5 m graded 0.5 g/t Au or greater.

Hole 04-07	From	To	Width		Average Grade	
	(m)	(m)	(m)	(ft)	g/t Au	oz/t gold
	49.5	51.0	1.5	4.9	0.54	0.02
	76.5	78.0	1.5	4.9	0.69	0.02
	153.0	154.5	1.5	4.9	0.57	0.02
	180.0	181.5	1.5	4.9	0.57	0.02
	241.5	243.0	1.5	4.9	1.11	0.03
	255.0	270.0	15.0	49.2	0.42	0.01
Including	256.5	258.0	1.5	4.9	0.73	0.02
Including	262.5	264.0	1.5	4.9	0.70	0.02

Summary

These latest drill holes having a total length of 641 m (2,100 ft) complete the reporting for ValGold's 2004 winter drilling program. The program was highly successful, delineating and further defining the nature of the prospective U-V gold mineralized zones. As presently understood, the U-V zones occur in a northwest trending corridor that so far measures about 600 m in length and up to 200 m across.

ValGold's exploration in the Matawin gold belt to date is focused on its Tower Mountain property plus the adjoining Bateman Lake claims and optioned freehold leases. The Company is acquiring a 100% interest in each of these properties to cover an aggregate of 5,233 acres (2,118 ha). The project affords ValGold coverage of 8 km of the gold belt where more than 30 gold occurrences have now been discovered. To date, 17 diamond drill holes have been completed into the corridor, of which all have been reported. The next phase of the 2004 exploration program will include digital modeling of the exploration completed to date in order to facilitate the next round of diamond drilling. The next round of drilling may be started as soon as the modeling and its interpretation are complete.

In addition, ValGold has staked claims in each of Horne and Lamport Townships, located on-strike and west of the Tower Mountain project. The Horne Township claim group consists of 156 units (2,525 ha or 6,240 acres), located 5 km west of the Tower Mountain property. In Lamport Township, ValGold has staked 69 units that total 1,104 ha (2,730 acres). The units are situated 3 km south of the past producing Shebandowan nickel mine and 35 km west of Tower Mountain. Dr. Derek McBride P. Eng. is responsible for the supervision of the fieldwork, including the drilling, logging and sampling of the core and is considered a Qualified Person in accordance with National Instrument 43-101.

For further information on ValGold's projects please visit the Company's website: www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4547
Email: info@coal-harbor.com Toll Free: 1-877-642-6200

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

April 1, 2004

Ticker Symbol: VAL-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALGOLD REPORTS SECOND QUARTER RESULTS

ValGold Resources Ltd. (VAL-TSX Venture) announces its results for the six months ended January 31, 2004 ("fiscal 2004"). ValGold had earnings of $1,746,012, or basic earnings per share of $0.11, compared to a loss of $309,787, or a loss of $0.02 per share in the six months ended January 31, 2003 ("fiscal 2003"). The earnings per share in fiscal 2004 is primarily from a gain on sale of $2,494,700 resulting from a disposition of a portion of its investment in Northern Orion Resources Inc. ("Northern Orion").

At January 31, 2004, ValGold's working capital, defined as current assets less current liabilities, was $5,025,149. At January 31, 2004, ValGold's long-term investments in shares of public companies with a book value of $1,442,565 have a market value of $3,328,333.

Office and administration costs increased from $163,254 in fiscal 2003 to $573,555 in fiscal 2004, primarily due to stock based compensation of $385,280 included in fiscal 2004, with no comparative compensation in fiscal 2003. Legal, accounting and audit increased from $13,612 in fiscal 2003 to $67,698 in fiscal 2004 due to increased regulatory requirements and costs related to the three property acquisitions during the period. Office, administration and legal, accounting and audit will likely continue to be higher than in fiscal 2003. Shareholder communications increased from $32,816 in fiscal 2003 to $86,096 in fiscal 2004. Included in this expense is $40,868 paid to two investor relations' consultants. Property investigation costs have decreased from $57,095 in fiscal 2003 to $10,081 in fiscal 2004, due to the three acquisitions made during the period. ValGold is presented with property submittals regularly and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

At January 31, 2004, ValGold has capitalized $962,746 for mineral property interests, of which $610,448 represents costs associated with the acquisition and exploration of the Tower Mountain gold property located in the province of Ontario. Other properties include the Manitoba properties, at $87,088, the Horseshoe Properties at $85,139, the Hunter Mine at $28,517 and Jinzhuang, China at $151,554. In fiscal 2004, ValGold expended $465,799 on the acquisition and exploration of its mineral property interests compared to $180,533 in fiscal 2003.

Stephen J. Wilkinson
President and Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4505
Toll Free: 1-877-345-3399